Zentek Provides Strategic and Regulatory Update

Guelph, Ontario, February 17, 2026 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V:ZEN; and OTC:ZENYF), further to its letter to shareholders dated January 29, 2026, wishes to further outline its strategy, including the transformation of its operating model, near-term derisking steps for the Albany Graphite Project, and a disciplined approach to capital allocation intended to support sustainable value creation over time, as well as updates on its ongoing discourse with Health Canada.

Strategic Update

In its shareholder letter, Zentek outlined its strategy on capital discipline, execution, and a focused approach to its core platforms: Albany Graphite, ZenGUARD™ and Triera - each governed by defined milestones, capital allocation criteria, and clear value creation roadmaps. The Company also described steps to reduce its cost base, pause or wind down non-core initiatives, and link future capital raises to specific, evidence-based milestones. Management believes these actions will, over time, support a more efficient operating structure and better reflect the risk adjusted value of the Company's core assets.

Zentek believes this tight focus and clearer milestone-based disclosure provides a strong foundation for long term value creation. While no specific market outcome can be assured, management believes that continued derisking of Albany Graphite, progress on ZenGUARD™ under well-defined technical and commercial road maps, and sustained financing discipline should strengthen the Company's underlying fundamentals over time.

"Our goal is to create sustained, long-term value by continuing to derisk assets and develop credible cashflow opportunities," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek Ltd. "By maintaining a strong focus on execution and capital discipline, we believe we are laying the groundwork for sustainable shareholder value creation."

Derisking Albany Graphite

The world is entering a decisive decade for critical minerals as governments and industry race to build secure, low-carbon supply chains for electric vehicles, grid-scale storage, advanced electronics and nuclear energy. Within this landscape, graphite stands out as an essential material whose supply is still heavily concentrated offshore, creating both risk and opportunity for projects that can deliver high-purity, North American-based production. For Zentek, Albany's ultra-high-purity, Ontario-hosted deposit is emerging as a strategically located asset with the potential to support cleaner, more resilient supply chains across nuclear, battery and other mission-critical applications.

After several years in which capital markets, critical-minerals policy and geopolitics worked against new graphite developments, those headwinds are now shifting into tailwinds for projects like Albany. Growing government focus on secure, low-carbon supply chains, combined with accelerating demand in specialized high-purity segments such as small modular reactors, advanced battery anodes for EVs and data-centre backup, and ultra-high-purity components for semiconductors and other electronics, is materially improving the outlook for ultra-high-purity graphite in North America and reinforcing the strategic case for Albany.

In this context, the latest independent laboratory testing confirming that Albany graphite can be purified to 5N (99.9992%) with an equivalent boron concentration of 2.60 ppm meeting the sub-3 ppm threshold required for nuclear applications, significantly reinforces the Company's conviction in Albany as an immediately relevant, strategically important opportunity. These results, achieved using a halogen-free purification process, validate Albany's potential to displace synthetic, emission-intensive, nuclear-grade graphite that has historically come predominantly from offshore producers. Additionally, they sharpen the urgency to move quickly while policy support, market interest and geopolitical momentum are aligned in the Company's favor. Albany Graphite remains Zentek's lead value creation asset and a central focus of the strategic reset.

The Company's next near-term steps for Albany are designed to de-risk the project and position it to initiate a pre-feasibility study:

  Updating its Preliminary Economic Assessment
  The Company is updating its Preliminary Economic Assessment to provide an up-to-date view of Albany's economic potential, using current cost, price and technical data so investors, governments and partners can clearly see the project's value and risks before major capital is committed.
  Expanding pilot-scale processing and generating samples representative of commercial production
  By scaling up pilot-scale processing, the Company aims to prove that its flowsheet works reliably at larger scale and to produce graphite samples that closely mirror future commercial output, enabling qualification programs and discussions with potential offtake partners across nuclear, battery and other high-value markets.

  Advancing environmental and social baseline work with Constance Lake First Nation and local communities
  Advancing environmental and social baseline studies, in partnership with the Constance Lake First Nation and nearby communities, will document existing conditions and local priorities so that project design, permitting and future impact assessments can be aligned with regulatory expectations and community interests from the outset.

Ultimately, the Company's primary objective for the next 12 to 18 months is to progress Albany to a point where it can credibly support a spin-out, strategic partnership or other value-realization structure, creating flexibility to unlock value for shareholders if market conditions and project data support such a move.

Development-on-Demand Innovation Focus

Zentek is, at its core, a materials-innovation company that develops and commercializes IP-rich coating technologies such as ZenGUARD™ to give partners differentiated performance in filtration, ice-phobic, fire-retardant, antimicrobial and other advanced surface applications.

Building on this coatings platform, we are now adding ultra-high-purity carbon materials to our offering, including 5N (99.9992%) graphite with ultra-low boron content and chloride-free, nuclear-grade and anode-grade graphite for mission-critical markets. Albany fits naturally within this expanded model: once purified, its unique hydrothermal graphite is not a generic feedstock but a scarce, specification-ready material for nuclear-grade moderators, high-performance anodes and specialty high-temperature components.

As Albany advances and we negotiate offtakes, joint ventures or other strategic structures, our intention is to bring more than a resource to the table by combining proprietary purification, application development and market access so that partners receive both advanced coatings and ultra-pure graphite tailored to their highest-value applications.

Zentek is beginning to adopt a development-on-demand model, working with partners on targeted R&D programs that apply its materials IP, ZenGUARD™ production capabilities and analytics-enabled screening tools to specific performance, regulatory and cost challenges, with the goal of scaling this into a broader contract research and development offering over time. This development-on-demand approach is intended to generate additional value from the Company's IP portfolio today, while building capabilities, data and relationships that are expected to be directly relevant as Albany advances toward potential offtake, joint-venture or other strategic arrangements in nuclear-grade and other ultra-high-performance graphite markets.

"Zentek's strategy has the full support of the Board," said John Snisarenko, Chair of the Board of Directors. "We are focused on disciplined execution, converting our IP into recurring revenue, and advancing Albany in a way that maximizes long-term value for our shareholders."

Health Canada Update

As previously reported by the Company on June 26, 2025, the Company announced that it had received a letter from Health Canada noting that it was considering the classification of ZenGUARD™ Enhanced Air Filters and inviting the Company to submit additional information regarding the appropriate regulatory classification. Over the course of the next several months, the Company has corresponded with Health Canada making submissions and providing scientific evidence and positions to properly classify ZenGUARD™ Enhanced Air Filters. Currently, Health Canada's position is that ZenGUARD™ Enhanced Air Filters are "pest control products" under the Pest Control Products Act and do not qualify as a medical device under the Food and Drugs Act.

Zentek continues to correspond with Health Canada and submit additional information. Specifically, since December 1, 2025, the Company has been actively engaging with Health Canada's Pest Management Regulatory Agency to ensure they possess a complete, science-based understanding of ZenGUARD™ Enhanced Air Filters and their mode of action, including the most recent submission on February 5, 2026. As part of this engagement, the Company is providing detailed experimental protocols, third-party laboratory reports, and mechanical air flow reports, which support the Company's position that the primary mode of action of ZenGUARD™ Enhanced Air Filters is mechanical air flow disruption. The objective of this work is to ensure that classification and regulatory decisions are made on the basis of complete and transparent scientific evidence, and that any future data requirements or labelling conditions are clearly understood by all parties.

Through this process, the Company is evaluating strategic options, including label claim modifications, as well as commercial feasibility in international markets. In the event Health Canada's determination is consistent with its current position, the Company expects that commercialization in Canada could require additional cost and time.

Health Canada has been a constructive, science-driven partner throughout this process, engaging in open dialogue and giving the Company an opportunity to provide additional data to ensure ZenGUARD™ Enhanced Air Filters are evaluated on the basis of comprehensive, high-quality evidence. Zentek appreciates their collaborative approach and remains confident that this continued engagement will help define a clear, science-based regulatory path that supports both innovation and public health in Canada.

About Zentek Ltd.

Zentek Ltd. is a Canadian company advancing a portfolio of graphene-enabled advanced material technologies across healthcare, clean air and next-generation industrial applications. Zentek develops and scales materials-innovation solutions that aim to make partner products better, safer and more energy-efficient, while unlocking new high-value markets for ultra-high-purity graphite in nuclear, battery and semiconductor applications.

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer

Phone: 647-287-9582

Email: mjiwan2@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, operational risks in exploration development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainties involved in the discovery and delineation of mineral deposits, resources or reserves; the uncertainty of resource and reserve estimates and the ability to economically exploit resources and reserves; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of the Company to obtain all permits, consents or authorizations required for its operations and activities; and health and safety and environmental risks. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.